Exhibit 21
Subsidiaries

Parent
Kearny Financial Corp.

	State or Other
	Jurisdiction of	Percentage
Subsidiaries	Incorporation	Ownership

Kearny Bank	United States	100%

Subsidiaries of Kearny Bank

CJB Investment Corp.	New Jersey	100%
189-245 Berdan Avenue LLC	New Jersey	100%
Kearny Wealth Management LLC	New Jersey	100%